Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following is a transcript of the November 3, 2014 video for employees of Covance and LabCorp:

Joint CEOs - Employee Video Transcript

Dave King
•	Hello, everyone. I’m Dave King, CEO of LabCorp.

Joe Herring
•	And I’m Joe Herring, CEO of Covance.

Dave King
•	As you have seen, today our two companies announced that we will be joining forces to create the world’s leading healthcare diagnostics company.

•
We want to share with both LabCorp and Covance employees why this is such an important and exciting development for our companies and touch on some of the things you can look forward to as employees of a larger, stronger and even better positioned combined organization.

•
By way of introduction to all of you at Covance – we at LabCorp provide leading-edge medical laboratory testing and services through a national network of primary clinical and specialty testing laboratories in 40 countries around the world.

•
With 34,000 employees, and with scientific expertise in esoteric testing, genomics, and clinical and anatomic pathology, we process tests on approximately 470,000 patient specimens each day.  Our 220,000 clients include physician offices, hospitals, managed care organizations, and biotechnology and pharmaceutical companies.

Joe Herring
•	At Covance, we are proud to be the most comprehensive drug development company in the world and a leader in nutritional analysis.

•
We are the only provider of both pre-clinical and clinical services that offer a full range of R&D capabilities, from discovery to commercialization.  Covance contributes more safety and efficacy data to drug approvals than any other company in the world.

•
We have robust central lab operations and a global footprint, with more than 12,500 employees, including 850 research scientists and PhDs.  We are a global company supporting clinical trials in over 100 countries and have helped develop 92% of the top 50 drugs on the market today.

Dave King
•	Our two companies largely focus on different segments of healthcare diagnostics, but also have quite a bit in common – a loyal customer base, commitment to quality, and talented employees.

•	We also share very similar cultures rooted in our commitment to innovation and integrity.

•
By bringing together our companies, we can create a leader in both the medical testing and drug development industries.  This will create exciting new opportunities for all of us across the global healthcare diagnostics market.

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We will be able to deepen our partnerships with customers by offering them a wider array of best-in-class solutions that span the complete range of services – from medical testing, to drugs and diagnostics development, to commercialization, and all the way back to medical testing.

•	Making all of these services available from one company will create a seamless experience for our customers at a time when their outsourcing needs are growing rapidly.

•	CRO is something I have spoken about previously as an area of interest for LabCorp. I’ll ask Joe to share his views on this exciting industry.

Joe Herring
•
Thanks Dave.  Changing industry dynamics have made the drug development – or CRO business – more relevant than ever in today’s healthcare landscape.  Drug sponsors are shifting from fixed insourcing to variable outsourcing R&D models, and demand for global trials is on the rise, and the use of companion diagnostics and personalized medicine continue to gain momentum.  All of these trends are favorable for CRO industry growth.

•
Our customers around the world need new solutions and partners who can better support their needs for quality data, analytics, and better patient outcomes. Ultimately, our business is about helping our client develop innovative new medicines that help patients around the world.  Fortunately for our shareholders, this is also a rapidly growing market segment opportunity growing at a compound annual growth rate of 7 to 8 percent growth per year.

•	Together we can increase the speed of clinical trials, and deliver the highest-quality services to our customers, better and faster.

•
I am thrilled to be staying on board to continue to lead Covance, the drug development division of the combined company… and I am confident that we are very well positioned to take advantage of these changing market dynamics and maximize our opportunity.

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Covance has headquarters in Princeton, NJ which will become the combined company’s drug development headquarters.  Importantly, LabCorp recognizes the strength of the Covance brand and we will continue operating under that name.

Dave King
•	In addition to the tremendous strategic advantages associated with this combination, there are also very important financial benefits.

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We will initially have combined sales of about eight and a half billion dollars per year.  That’s over 40% greater than LabCorp’s revenue and more than triple Covance’s revenue, and puts us on a clear path to meeting our $10 billion revenue goal.

•	It will also offer exciting opportunities for growth and professional development to both LabCorp and Covance employees as part of a broader global organization.

•	It is important to note that our two companies have very little operational overlap with each other – our range of innovative offerings is very complementary in nature.

•
This is great news from an employee standpoint.  You will be a critical part of the company’s combined success and we’ll rely on your continued focus and hard work to execute a seamless integration and kick off 2015 on a terrific note.

Joe Herring
•	To sum it up, combining these two exceptional companies will create many new opportunities for our employees and our customers – who are incredibly excited about what lies ahead.

Dave King
•
We both greatly appreciate your commitment to our companies, and to our shared mission of enhancing patient care and providing knowledge to optimize decision making, improve health outcomes and reduce treatment costs. We look forward to working together to achieve even greater success.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.